UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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SUMMARY OF RESOLUTIONS OF THE

255th MEETING OF THE BOARD OF DIRECTORS

CPFL Energia S.A. informs its shareholders and the market in general, that at the 255th Meeting of the Board of Directors held on November 26, 2014 the following matters were resolved:

    I.    Approval: Replacement of member of the Strategy and Budget Commissions, and the Related Parties Committee of CPFL Energia’s Board of Directors;

  II.    Approval and Vote Recommendation: 2015 Budget and 2016/2019 Multi-year Plan (CPFL Energia and Controlled Companies);

III.    Approval: Operationalization of CPFL Institute;

IV.    Approval: Customers credit limit of the commercialization companies of CPFL Group;

   V.    Approval: Establishment of Retail Energy Commercialization company (CPFL Brasil);

VI.    Ratification: Acquisition of electric energy from conventional source by CPFL Brasil, and granting of guarantee by CPFL Energia;

VII.   Approval and Vote Recommendation: Addendums to the Power Distribution Concession Agreements for the inclusion of regulatory assets and liabilities of the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari;

VIII.Approval and Vote Recommendation: Addendum to agreements for the provision of audit services entered into with Deloitte Touche Tohmatsu (CPFL Energia and controlled companies);

IX.     Approval and Vote Recommendation: Constitution of Advance for Future Capital Increase (AFAC) by CPFL Energia, for acquittance of the balance of 2014 REFIS installment plan on Tax Losses and Social Contribution negative base (CPFL Paulista and CPFL Piratininga);

   X.    Approval and Vote Recommendation: Granting of guarantee by CPFL Energia for the funding to be obtained by the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Geração and CPFL Brasil;

XI.    Vote Recommendation: Declaration of Interest on Equity by the controlled companies CPFL Paulista, CPFL Piratininga, CPFL Brasil, CPFL Geração, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari, CPFL Atende and CPFL Serviços; and

XII.    Other matters unrelated to CVM Instruction 358/2002, as amended.

São Paulo, November 26, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 26, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.